April 30, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:  William H. Thompson, Accounting Branch Chief

Re:	Soupman, Inc. Form 10-K for Fiscal Year Ended August 31, 2012 filed December 14, 2012 Form 10-Q for Fiscal Quarter Ended November 30, 2012 File No. 0-53943

Dear Mr. Thompson:

Thank you for your additional letter dated March 22, 2013 regarding Soupman, Inc. (“Soupman”) and also thank you for allowing us additional time for our response.  Enclosed for your review, we hereby submit a letter responding to your comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

1. You state in your response to comment one in our letter dated February 4, 2013 that you do not believe your treatment of slotting fees is inconsistent with your revenue recognition policy. Yet, on page17 you disclose that the cost of fees for slotting and promotion for the new Tetra pack are included in cost of sales and in your revenue recognition policy on page 27 you disclose that slotting fees are netted against soup revenue. Please reconcile the inconsistency in your disclosure.

Response:  We have revised in our current 10-Q’s MD&A filed April 22, 2012 our explanation of the relation of slotting fees to costs of sales as a percentage of revenues. Slotting fees are not included in cost of sales; they are only netted against revenue. Slotting fees come into play when referring to cost of sales as a percentage of revenue, because as stated herein, revenue decreased from slotting fees, so comparing the percentage of cost of sales to revenues from one period to another, one might think that cost of sales changed, when in fact the variability of slotting fees is the main factor.

We therefore believe that our notes to our consolidated financial statements are correct, and that our treatment of slotting fees is consistent with our revenue recognition policy.

2. We reviewed your response to comment two in our letter dated February 4, 2013. Please confirm to us that you intend to revise your disclosure in future filings to provide (i) an analysis and discussion of the factors that caused the increase in cost of sales and cost of sales as a percentage of revenue and (ii) a discussion of the underlying reasons for the decrease in operating expenses. To the extent practicable, please quantify the impact of the factors resulting in material changes in cost of sales, gross margin and operating expenses between periods.

Response:  We confirm that we will provide the noted information in all future filings, as we have done in our 10-Q filing for the six months ended February 28, 2013 filed with the Commission on April 22, 2013.

Current and Future Financing Needs, page 17

3. We note your response to comment three in our letter dated February 4, 2013 and your proposed disclosure. While the information regarding your 2013 capital transactions would be informative to investors, it appears this would be more appropriately disclosed in the periodic report for the period in which the financing occurred. Please confirm you will disclose in your MD&A in future annual and quarterly reports how you will fund future operations, how many months you expect to continue to fund current operations without further funding, including quantification of the amount of funding you will need to raise over the next year to continue in business.

Response:  We confirm that we will provide the noted information in all future filings as we have just done in our 10-Q filing for the six months ended February 28, 2013, filed with the Commission on April 22, 2013.

4. We note your response to comment four in our letter dated February 4, 2013 and we re-issue our comment in part. Please describe the anticipated impact any such changes to your operations or business plan would have on your revenues, income and liquidity. See Item 303(a)(1) of Regulation S-K.

Response: We will add the following disclosure in addition to, and at the end of, the disclosure provided in our prior response, and as setforth in our most recent 10-Q filing for the six months ended February 28, 2013, filed with the Commission on April 22, 2013.

 “If we, are forced to reduce our marketing and promotion efforts because we are unable to raise the entire $6,000,000 and current sales do not increase enough to support implementing our full business plan, our revenues will likely be less than had we been able to implement our full marketing and promotion program, and as a direct result our income and liquidity would be negatively affected. In addition, we do not believe our current revenues or liquidity can be sustained unless a minimum of $1,000,000 is raised.”

Please note supplementally that as of the date of this letter, we have raised over $900,000 dollars of the $1,000,000 minimum referred to above.

Item 8. Financial Statements and Supplementary Data, page 19

Note 2 – Summary of Significant Accounting Policies, page 24

Variable Interest Entities, page 28

5. We reviewed your response to comment eight in our letter dated February 4, 2013. Please tell us:

•	Why SKI is subject to consolidation under the guidance in the variable interest entities subsections of ASC 810, including an analysis of the conditions in ASC 810-10-15-14;
•
The variability you considered in applying the variable interest entities subsections of ASC 810 based on your analysis of the risks in SKI and your determination of the variability SKI is designed to create and pass along to its interest holders;

•
Which activities most significantly impact SKI’s economic performance and the basis for your determination that you have the power to direct the activities of SKI that most significantly impact SKI’s economic performance, particularly in light of the chapter 7 petition for involuntary bankruptcy filed against SKI; and

•
Your consideration of the rights and obligations conveyed by your variable interests and the relationship of your variable interests with variable interests held by other parties in determining that your variable interest will absorb a majority of SKI’s expected losses and receive a majority of SKI’s residual returns that could potentially be significant to SKI.

Response:  We have reviewed our assessment of the inclusion of the VIE in our financial statements, in light of the bankruptcy and the comments in your correspondence to us. Based on these factors, we have concluded that deconsolidating the VIE is appropriate.

There are and never have been any assets on our books related to the VIE, and there is not and has never been any recordable income or recordable expense associated with the VIE. The sole effect of the deconsolidation would be to reduce debt. Of the approximately $4.1 million in debt relating to the VIE, approximately $3 million was directly guaranteed by Soupman; therefore, this debt will remain on the books of Soupman and the net effect of the deconsolidation will be the removal of approximately $1.1 million in the form of accounts payable.

We intend to record the deconsolidation in the current period. While we understand that the staff is questioning whether the VIE should have been deconsolidated in a prior period, we believe the period in which the deconsolidation is recorded to be immaterial.  Deconsolidating the VIE in a prior period will not change any prior period’s cash flows, any prior period’s statement of operations or any prior period’s total assets. The only effect of the deconsolidation will be the removal $1.1 million in debt from our balance sheet.

6. We reviewed your response to comment nine in our letter dated February 4, 2013. You state that you intend to revise future disclosures to more fully explain how management determined and continues to determine that SKI is a VIE and the nature of, and changes in, risks associated with the VIE. Please provide us with the proposed revisions to your disclosure to comply with ASC 810-10-50-2AA and ASC 810-10-50-3. In doing so, please ensure that the proposed disclosures include the following information to the extent applicable:

•	The significant judgments and assumptions made in determining whether to consolidate SKI;
•	Information about your involvement with SKI;
•	The nature of restrictions on SKI’s assets and on the settlement of liabilities reported in consolidated balance sheets, including the carrying amounts of such assets and liabilities;
•	How your involvement with SKI affects your financial position, results of operations and cash flows;
•	The carrying amounts and classification of SKI’s assets and liabilities and qualitative information between the assets and liabilities, such as the restriction on net assets;
•	Lack of recourse if the creditors of SKI have no recourse to your general credit; and
•	Terms of arrangements that could require you to provide financial support to SKI.

Response:  Please see our response to # 5 above.

In addition, please include the revisions to your disclosure in the amendment you intend to file as indicated in your responses to comments five and seven in our letter dated February 4, 2013.

Response:  Please see our response to # 11 below.

Note 8 – Debt, page 31

(B) Convertible Debt – Unsecured, page 32

7. We reviewed your response to comment seven in our letter dated February 4, 2013 and understand that you intend to disclose the breakdown of debt issuance costs, including the fair value of warrants that were issued in connection with financing transactions. Please also disclose the significant assumptions used to estimate the fair value of warrants recognized as debt issue costs.

 Response:  We herein confirm that we have done so in our most recent 10-Q filing for the six months ended February 28, 2013, filed with the Commission on April 22, 2013 and will do so in all future filings.

Note 9 – Derivative Liabilities, page 34

Modification of underlying debt, page 34

8. We reviewed your response to comment 10 in our letter dated February 4, 2013. Please show us how you computed the loss on extinguishment of the debt, including the fair values of warrants included in the computations. Also, please tell us your basis in GAAP for including the fair value of the warrants issued in connection with the old convertible debt instruments in your computation of the remaining cash flows under the terms of the original convertible debt instruments. In addition, please tell us your consideration of applying the guidance in ASC 470-60 regarding troubled debt restructurings, and why that guidance is not applicable to your facts and circumstances.

Response:  We reviewed the guidance provided in ASC 470-60 regarding troubled debt restructuring and concluded that although Soupman was experiencing financial difficulty, no concession was granted by the lender; therefore trouble debt restructuring does not apply.

A concession is granted only if the effective interest rate after restructuring is less than the effective rate before restructuring. In all cases involving our debt, the effective interest rate after restructuring was greater than the effective rate before restructuring.

Regarding our calculations used for extinguishment accounting, we apologize for any confusion caused by our previous response. In all cases, these modifications were to simply give the lender warrants in exchange for allowing us more time to pay the loan. We applied extinguishment accounting because the present value of the new loan’s cash flows exceeded the present value of the original loan’s remaining cash flows by more than 10%. Since the new loan included additional warrants, our calculation to determine the present values of the new loans cash flows took into effect the fair values of the new warrants which were determined using the Black Scholes model.

Note 14 – Acquisition, page 39

9. We reviewed your response to comment 13 in our letter dated February 4, 2013. Please tell us the percentage of voting interest in PPOR and OSM held by your Chairman and the other three investors prior to the acquisition. Also, please tell us whether the Chairman and the other investors have an agreement that requires them to vote their shares as a control group and, if so, the terms and conditions of such voting agreement. Please refer to ASC 810-10-15-8 which states that the power to control may exist with less than a 50% voting interest, for example, by agreement with other stockholders.

Response:  On December 15, 2010 our Chairman and the other group of investors held more than 50% voting power in both PPOR and OSM.  In addition, the group had an agreement to vote together, and in fact, historically, the parties did vote together in all matters.

10. Given that the acquisition of OSM and its subsidiaries was accounted for as a transaction between entities under common control, tell us your consideration of providing audited statements of operations and cash flows of OSM for the period September 1, 2010 to December 14, 2010 and for the combined entity for the period December 15, 2010 to August 31, 2011. Please note that financial information of OSM is required for all periods before the merger with no lapse in audit periods and that your financial statements and the financial statements of OSM should collectively be as of all dates and for all periods required by Article 8 of Regulation S-X.

Response:  ASC 805-50-45-2 states that the financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. ASC 805-50-45-5 states that financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information. However, the comparative information in prior years shall only be adjusted for periods during which the entities were under common control.

The guidance of ASC 805-50-45-5 clearly indicates that information from the date of common control thereafter should be included in prior period comparative financial statements and that information prior to the date under which the entities were under common control should be excluded. ASC 805-50-45-2 does not directly address this issue (i.e. the issue of including information prior to the date under which entities are under common control for entities whose common control occurred in the then current period.) We believe that the application of this guidance is appropriate give the foregoing, and therefore applied the guidance of ASC 805-50-45-5 prospectively, i.e. in the then current period, only financial information from the date in which both entities are under common control was included.

In addition, our cash flow and statement of operations for the year ended August 31, 2011 as filed in our 10-K filing with the Commission on November 30, 2011, does includes the combined entities of OSM and PPOR for the period of December 15, 2010 to August 31, 2011.

11. We reviewed your response to comment 14 in our letter dated February 4, 2013. Please include the proposed revision to your disclosure in the amendment you intend to file as indicated in your responses to comments five and seven in our letter dated February 4, 2013.

Response:  We have changed both our disclosure and classifications of the expenses noted in question five and have changed the disclosure regarding question seven in our most recent 10-Q, filing for the six months ended February 28, 2013, filed with the Commission on April 22, 2013.

Item 11. Executive Compensation, page 46

12. We note your response to comment 15 in our letter dated February 4, 2013. From your consolidated balance sheets, it appears that you did not have over $750,000 in cash reserves in the bank as of August 31, 2012, May 31, 2012, February 29, 2012 and November 30, 2011. We also note that you disclosed no stock awards to your named executive officers in the table on page 46 of your Form 10-K. Please explain why the company paid Messrs. Casale and Betrand their respective full annual base salaries in FYE 2012 in cash, rather than issuing a portion in stock pursuant to the terms of their respective employment agreements. Please provide to us on a supplemental basis copies of the employment agreements of your named executive officers for our review prior to your filing them in an amendment to your Form 10-K. Please disclose a narrative description of the option awards granted to your named executive officers. Also, please disclose the explanation you provided to us in response to comment 15, or a summary thereof, in your amendment to your Form 10-K.

Response: Neither of the executive officers named above were paid their full salaries in cash.  The balance due to them is in accrued payroll and it is anticipated that this will be paid via the issuance of shares.  We did reserve shares as of August 31, 2012 for the two executives and anticipate that they will be issued along with the shortfall in compensation for the year ended August 31, 2013 on that date.

13. We note that you state your named executive officers receive monthly car allowances, medical insurance and other benefits. As applicable, please provide disclosure pursuant to Item 402(n)(2)(ix) of Regulation S-K.

Response: Robert Bertrand and Daniel Rubano both receive car allowances as well as medical insurance.  Arnold Casale only receives an auto allowance and no medical insurance.  These are the only benefits that these executives receive besides the standard payroll tax and workers compensation benefits that are given to all employees.  We will revise the chart for executive compensation when we send in the amendment for the 10-K.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (212) 768-7687.

Sincerely,

/s/ Robert Bertrand
Robert Bertrand
CFO, Soupman, Inc.

Enclosures
cc: Gracin & Marlow